CODE REBEL CORPORATION
77 Ho’okele Street, Suite 102
Kahului, Hawaii  96732

May 8, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mitchell Austin, Esq., Staff Attorney
                    Division of Corporation Finance

Re:	Code Rebel Corporation Registration Statement on Form S-1 (No. 333-203089)

Ladies and Gentlemen:

Code Rebel Corporation hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Monday, May 11, 2015, or as soon as possible thereafter.

In connection with Code Rebel’s request for acceleration of the effective date of the Registration Statement, Code Rebel acknowledges:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Code Rebel from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	Code Rebel may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CODE REBEL CORPORATION

By:	/s/ Arben Kryeziu
Arben Kryeziu
Chairman and Chief Executive Officer